November 19, 2024

David Rice
Chief Executive Officer
NET Power Inc.
320 Roney Street, Suite 200
Durham, North Carolina 27701

       Re: NET Power Inc.
           Registration Statement on Form S-3
           Filed on November 15, 2024
           File No. 333-283272
Dear David Rice:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing